















We are less than $15,000 away from our first WeFunder goal and I need your

avaspetpalace
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avaspetpalace We're almost there...less than $15k to our first goal 💗

From baking treats in my kitchen to 400+ stores and customers in every single state, this journey has been fueled by people who believe in us.

Our sales are already up 52% this year, and every $100 investment gets us closer to more pets eating better.

Invest. Like. Save. Share. 🙌
Let's get more eyes on this and cross the finish line together 💪

🔗 Link in bio or DM

Legal Disclaimer: No money or other consideration is being solicited, and if sent in response, it will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until an offering statement is filed with the Securities and Exchange Commission (SEC) and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#avaspetpalace #wefunder #communityround

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cymba.the.yorkie We believes in you!! 💕
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INVEST IN AVA'S!
ABC 7 CHICAGO

JOIN OUR COMMUNITY ROUND

This Is Your Opportunity To Invest In Ava's!

Our WeFunder campaign is a unique opportunity for our community to be directly involved in our journey and growth. Now is the time to click below to learn more!

INVEST IN AVA'S



INVEST IN AVA'S PET PALACE

From Kitchen Experiments to Store Shelves: The Youngest Founder in Pet Aisles

 **EARLY BIRD TERMS: $20,800 LEFT** ?

$29,200
of a $50,000 goal

 **avaspetpalace** ···

 **avaspetpalace** We're officially past $29,000!
Only $20,800 left to hit our first goal—and this is your chance to help us cross the line.

This isn't just about raising money. It's about rewriting what leadership, legacy, and purpose-driven businesses look like.

I started Ava's Pet Palace in my kitchen because pets deserved better. Now we're preparing to launch into another major retail chain and this $50K helps us do it!

If you believe in healthy treats, sustainability, and the power of young founders building something real, this is your moment to join us.

Invest if you can. Share if you believe.
 WeFunder.com/avaspetpalace

Legal Disclaimer: No money or other consideration is being solicited, and if sent in response, it will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until an offering statement is filed with the Securities and Exchange Commission (SEC) and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#InvestInAva #AvasPetPalace #WeFunder #BlackOwnedBusiness #YoungEntrepreneur #PetParents #HealthyPetsHappyPlanet #PalaceSquad

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THANK YOU!

INVEST IN AVA'S PET PALACE

From Kitchen Experiments to Store Shelves: The Youngest Founder in Pet Aisles

🥝 **EARLY BIRD TERMS: $20,600 LEFT**

$29,400
of a $50,000 goal


 **avaspetpalace** It's not just treats. It's community. It's impact. It's for the pets. Let's go! 🚀

We're at $29,400 on WeFunder and getting closer every day!

If you've been thinking about supporting, this is your sign. 😊

You can invest (min $100) on WeFunder or donate any amount by DM'ing me.

Every bit helps us make more treats, reach more pets parents, and keep building something real. 💗

Legal Disclaimer: No money or other consideration is being solicited, and if sent in response, it will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until an offering statement is filed with the Securities and Exchange Commission (SEC) and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#wefunder #avaspetpalace #palacesquad #investinava #teenfounder #dogmomlife #blackownedbrand #goodtreatsvibesonly

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 **blackowned_associationn** Check DM Waiting for your reply!
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0:12 / 3:00

INVEST IN AVA'S PET PALACE

From Kitchen Experiments to Store Shelves: The Youngest Founder in Pet Aisles

🐦 **EARLY BIRD TERMS: $20,400 LEFT** ❓

$29,600
of a $50,000 goal

 **avaspetpalace**  •••

 **avaspetpalace** Dogs (and 🐱) love our treats. Investors love our vision.

Would you invest in a teen-founded business? 🤩

We're live on WeFunder (link in bio!) or head to WeFunder.com/AvasPetPalace

DM me if you would like to donate under $100 💜 💗

Thank you!!

Legal Disclaimer: No money or other consideration is being solicited, and if sent in response, it will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until an offering statement is filed with the Securities and Exchange Commission (SEC) and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#wefunder #investinava #teenfounder #avaspetpalace #blackownedbusiness #palacesquad #healthypetshappyplanet #catparents #dogparents

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INVEST IN **AVA'S PET PALACE**

From Kitchen Experiments to Store Shelves: The Youngest Founder in Pet Aisles

EARLY BIRD TERMS: $15,900 LEFT

$34,100

of a $50,000 goal

avaspetpalace and **2 others**

avaspetpalace We are making some steady progress and that's thanks to you!! 👏🏾 👏🏾 Your investments, shares, comments, saves, and likes help to get more eyes on our raise! 👀

You've watched us build from our kitchen to treat-ing happy pets all over the country. You know what we stand for. And you've helped us prove that young founders with big dreams belong here 💪🏾

Did you know that less than 0.5% of venture capital goes to black founders. Female-only founders receive just 2.3%. That's why every time you choose Ava's Pet Palace, you're investing in more than treats 💗

They might not see our value yet, but our community always has!! 🙏🏾

Your investment helps us grow our store count, expand into food someday, and show everyone what's possible when we build with each other.

Link in bio or DM me for the info!

Legal Disclaimer: No money or other consideration is being solicited, and if sent in response, it will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until an offering statement is filed with the Securities and Exchange Commission (SEC) and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#avaspetpalace #wefunder #communityround

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June 25

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i said hi.

INVEST IN **AVA'S PET PALACE**

From Kitchen Experiments to Store Shelves: The Youngest Founder in Pet Aisles

EARLY BIRD TERMS: $13,700 LEFT ?

$36,300

of a $50,000 goal

avaspetpalace and **ina_avaspetpalace** ...

avaspetpalace We're making steady progress and it's all thanks to you! 👏 👏 Every share, comment, like, and investment brings new eyes to our raise 👀

You've watched us grow from baking in our kitchen to treat-ing pets across the country. You know what we're about. And you've helped prove that young founders with big dreams deserve space at the table 💪

Only 0.5% of venture capital goes to Black founders. Female-only founders get just 2.3%. That's why this raise matters. Every time you support Ava's Pet Palace, you're backing more than treats 💗

They might not see us yet, but you always have 🙏

Your investment helps us land in more stores, hire help, and one day, launch real pet food too.

Let's show them what's possible when we build together.

Link in bio or DM me for details!

Legal Disclaimer: No money or other consideration is being solicited, and if sent in response, it will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until an offering statement is filed with the Securities and Exchange Commission (SEC) and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#avaspetpalace #wefunder #communityround #blackownedbusiness #femalefounder #youngentrepreneur

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